Exhibit 12.1

JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended March 31,
	2007	2006
Earnings:
Income (loss) before income taxes	$(45)	$(47)
Less: capitalized interest	(8)	(5)
Add: fixed charges	78	57
Adjusted earnings	$25	$5
Fixed charges:
Interest expense	$51	$36
Amortization of debt costs	1	1
Rent expense representative of interest	26	20
Total fixed charges	$78	$57
Ratio of earnings to fixed charges(1)	—	—

(1)	Earnings were inadequate to cover fixed charges by $53 million and $52 million for the quarters ended March 31, 2007 and 2006, respectively.